Reply to the Attention of:	Elizabeth McGregor
Direct Line:	775-448-5818
Fax:	775-825-8938
Email:	emcgregor@tahoeresources.com

August 17, 2017

Via email

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
United States of America

Attention:                    John Reynolds, Assistant Director, Office of Beverages, Apparel and Mining

Re:	TAHOE RESOURCES INC. (the "Company")
Form 40-F for Fiscal Year Ended December 31, 2016
Letter dated August 14, 2017
File No. 001-35531

Dear Mr. Reynolds:

We write in response to the letter (the "Comment Letter") of August 14, 2017 from the Securities and Exchange Commission (the "Commission" or the "SEC") commenting on the Form 40-F (the "40-F”) for the Year Ended December 31, 2016 filed with the Commission by the Company on March 10, 2017.

Below please find our response to the Comment Letter. The SEC comment is in italics, followed by the Company’s response.

Mineral Reserves, page 34
1. We note your disclosure of the Escobal reserves, which provided only a sum of your proven and probable reserves. This presentation does not appear to comply with Section 2.2b of National Instrument 43-101 (NI 43-101) which requires separate disclosure of each classification of mineral resources and mineral reserves. Please tell us if you intend to revise your disclosures prospectively or explain the basis for your presentation.

Response

We made an error in the presentation of the Escobal reserves and combined the proven and probable reserves, instead of reporting them separately as we did for the other operations. We will revise disclosure prospectively to report proven and probable reserves separately in compliance with Section 2.2b of National Instrument 43-101 (NI 43-101).

Phone: 775.448-5800	|	Fax: 775.825.8938
5310 Kietzke Lane, Suite 200	|	Reno Nevada 89511 USA

P a g e	| 2

I trust this response satisfactorily answers your questions. Please let me know if you have any further comments relating to this subject.

Sincerely,

/s/ Elizabeth McGregor
Vice President and Chief Financial Officer

cc: Cassandra Joseph, Associate General Counsel, Tahoe Resources Inc.